3D Systems Corporation has requested confidential treatment pursuant to 17 C.F.R §200.83. This letter omits confidential information (denoted by asterisks) and an unredacted version of this letter has been delivered to the U.S. Securities and Exchange Commission Division of Corporate Finance.

ANDREW M. JOHNSON VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY	DIRECT DIAL: +1 803.326.4003

April 26, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. Stephen Krikorian

Re:	3D Systems Corporation

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013

Form 8-K

Filed on February 25, 2013

File No. 001-34220

Gentlemen:

On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filings set forth in its comment letter dated April 4, 2013 (the “Comment Letter”).

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. §200.83, with respect to portions of the responses to Comments 1 and 7. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter submitted via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”). In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information

U.S. Securities and Exchange Commission

April 26, 2013

Act or otherwise, we respectfully request that we be notified immediately. Please address any notification of a request for access to such information to the undersigned at the address shown above, via telephone at (803) 326-4003, or via fax at (803) 326-4796.

In connection with its response, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For convenience of reference, I have set forth below the text of each comment in the Comment Letter in bold, italicized text before the response to the comment. In addition, I have conformed the section heading and paragraph numbers to those in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of 2012 Financial Results, page 30

1.	In your response letter, please provide a table disclosing quarterly revenue from the date of acquisition for each acquisition you completed in fiscal 2012.

The following table discloses quarterly revenue from the date of acquisition for each acquisition we completed in 2012:

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Rule 83 confidential treatment request made by 3D Systems Corporation; Request Number 1.

(in thousands)
2012 Acquisitions	Q1 2012		Q2 2012		Q3 2012		Q4 2012		Total 2012
Z Corporation / Vidar Systems	[*****	]	[*****	]	[*****	]	[*****	]	[*****	]
Fresh Fiber B.V	—		[*****	]	[*****	]	[*****	]	—
Kodama Studios (My Robot Nation)	—		[*****	]	[*****	]	[*****	]	—
Paramount Industries	—		[*****	]	[*****	]	[*****	]	—
Bespoke Innovations	—		[*****	]	—		[*****	]	—
Viztu Technologies	—		—		—		—		—
TIM The Innovative Modelmakers B.V.	—		—		—		—		—
INUS Technologies (Rapidform)	—		—		—		[*****	]	—

Total revenue from 2012 acquisitions	[*****	]	[*****	]	[*****	]	[*****	]	[*****	]

Total 3D Systems reported revenue	$77,920		$83,610		$90,532		$101,571		$353,633

Revenue and operating income for Z Corporation and Vidar Systems was included in our Form 10-K for the year ended December 31, 2012. Z Corp and Vidar were the only material acquisitions we completed during 2012. The remainder of the acquisitions were not material individually or in the aggregate.

Liquidity and Capital Resources, page 42

2.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We considered Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. However, as noted in our response to Comment 10, the undistributed earnings are permanently invested and it is not practicable to estimate the deferred taxes associated with any undistributed earnings. We considered this fact, as well that disclosing any tax impact associated with cash balances held by foreign subsidiaries would involve:

•	Determining the amount of cash potentially available for distribution;

•	Determining the amount of income subject to tax, which would not be equal to the cash balances; and

•	The factors listed with Comment 10.

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We consider the cash to be permanently invested. The cash invested overseas is not needed for domestic operations and we intend to use it in our non-U.S. operations, and to fund overseas acquisitions and expansions. Given that we consider the cash to be permanently invested and given the complexities in estimating deferred taxes associated with any undistributed earnings, we, after careful consideration, concluded that it was impracticable to determine the tax liability, if any, associated with the foreign cash balances.

In response to the Staff’s comment, we will continue to evaluate our disclosure in connection with future filings regarding the amount of cash and investments in foreign subsidiaries in accordance with such comment and, where material, we will provide additional disclosure as appropriate.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.	We note from your disclosures that you recognize revenue on sales to resellers at the time of sale when the reseller has economic substance apart from company and you have completed your obligations related to the sale. Explain in greater detail how you recognize revenue generated through resellers and distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. In addition, indicate whether there are any rights of return held by the reseller or end-user. If so, tell us how your accounting complies with ASC 605-15-25-1 and 3.

Pursuant to ASC 605-15-25-1 and 3, we recognize revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured.

We sell products through our direct sales force and through authorized resellers. We enter into agreements with resellers that allow them to purchase our products at a discount. Our resellers have economic substance apart from Company. In the course of qualifying the reseller, we perform an authorization process, which includes reviewing the potential reseller’s payment history and credit agency rating, to determine the amount of credit, if any, that should be extended. We recognize revenue on sales to resellers at the time of sale when both title and risk of loss have passed to the reseller, and we have completed our obligations related to the sale.

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We believe our processes result in cultivating resellers who have the financial wherewithal to conduct transactions with us that are at arm’s length. We do not operate based on a “sell through” model, and our resellers generally do not purchase printers for their inventory. Our terms and conditions do not offer our resellers the right to return a product, and they are not conditional upon the ultimate sale to the end user by the reseller.

In certain situations, the reseller receives a commission for facilitating a transaction between us and the customer. At the time of shipment, title passes to the customer and revenue, as well as the related commission expense, is recognized.

4.	Your disclosures indicated that you market and sell software tools that enable your customers to capture and customize content using your printers as well as reverse engineering and inspection software. Please clarify your disclosures that indicate the software is sold separately and is not part of a multiple-element arrangement. Please indicate whether customers also purchase post sale support (i.e., PCS). Describe the methodology and assumptions you use to establish VSOE of fair value for PCS in these arrangements. Further, tell us how you establish VSOE for software if customers also acquire PCS.

We continually review our disclosures and our revenue recognition policies were updated to include ASC 985-605, Software-Based Revenue Recognition, on page F-9. Our current disclosure includes the following statement in the first paragraph under the heading Software:

“In general, this software is sold separately and is not part of a multiple element arrangement.”

We did not intend to give the impression that all of the software was sold separately and was not part of a multiple element arrangement but that it is normally sold separately and normally is not part of a multiple element arrangement. Because there are instances when customers purchase PCS, we stated the following in the last sentence of the same paragraph:

“Post sale support is considered a separate element from the software and is deferred at the time of sale and subsequently amortized in future periods.”

We will update the disclosure in future filings by changing the preceding statement as follows:

“In instances in which customers purchase post sale support, it is considered a separate element from the software and is deferred at the time of sale and subsequently amortized in future periods.”

Pursuant to ASC 985-605, Software-Based Revenue Recognition, we allocate the total fee arrangement to the software and the PCS undelivered elements based on vendor

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specific objective evidence (“VSOE”). Our customers may purchase our software with or without PCS. We allocate the total fee arrangement based on the guidance set forth in ASC 985-605-25-67, which states that the fair value of the PCS should be determined by reference to the price the customer will be required to pay for the PCS when it is sold separately. We establish VSOE of PCS based upon the stated renewal method, which generally occurs a year after the software is purchased. As a matter of policy, stated renewal rates are included in the form of an optional renewal rate provided to the customer. The portion of the fee allocated to the PCS is recognized as revenue ratably over the term of the PCS arrangement.

5.	Please clarify your reference that hardware “deliverable is recognized ratably based on relative fair values of the components of the sale.” In this regard, clarify whether hardware revenue is recognized ratably (i.e., over an attribution period) or upon delivery. In addition, describe your evaluation of ASC 985-605-15-14A as it applies to your hardware and software sales.

Hardware

In general, revenues are separated between printers and other products, print materials, training services, maintenance services and installation services. The software embedded in the printers is incidental to the equipment as a whole such that ASC 985 is not applicable. Sales of these products are recognized in accordance with ASC 605-25, “Multiple-Element Arrangements.” The allocated revenue for each deliverable is then recognized based on relative fair values of the components of the sale, consistent within the scope of Financial Accounting Standards Board ASC 605 Revenue Recognition.

Under our standard terms and conditions of sale, title and risk of loss transfer to the customer at the time the product is shipped to the customer and revenue from the delivered product is recognized accordingly, unless customer acceptance is uncertain or significant obligations remain. The Company defers the estimated cost of post-sale obligations, including basic product warranties, at the time it recognizes revenue. Post-contract customer support revenue that includes warranty and maintenance is recognized ratably over the term of the stipulated time period.

Software

We also market and sell software tools that enable our customers to capture and customize content using our printers, as well as reverse engineering and inspection software. Our software is sold separately, with or without post-contract customer support, or as part of a multiple-element arrangement that includes hardware.

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The software does not require significant modification or customization. We apply the guidance in ASC 985-605, Software-Revenue Recognition in recognizing revenue when software is more than incidental to the product or service as a whole.

We sell equipment with embedded software to our customers. The embedded software is not sold separately, it is not a significant focus of the marketing effort and we do not provide post-contract customer support specific to the software or incur significant costs that are within the scope of ASC 985. Additionally, the functionality that the software provides is marketed as part of the overall product. The software embedded in the equipment is incidental to the equipment as a whole such that ASC 985 is not applicable. Sales of these products are recognized in accordance with ASC 605.25, “Multiple-Element Arrangements.”

Services

We provide end-users with maintenance under a warranty agreement for up to one year and defer a portion of the revenue from the related printer sale at the time of sale based on the relative fair value of those services. After the initial warranty period, we offer these customers optional maintenance contracts. Deferred maintenance revenue is recognized ratably, on a straight-line basis, over the period of the contract, and we recognize the costs associated with these contracts as incurred. Revenue from training, installation and non-contract maintenance services is recognized at the time of performance.

Our software warranty or maintenance is recognized as service revenue.

On-demand printed parts sales are included within services revenue and revenue is recognized upon shipment or delivery of the parts, based on the terms of the sales arrangement.

Inventories, page F-11

6.	We note that reserves for slow-moving and obsolete inventories are provided based on historical experience and current product demand. Please tell us how your inventory valuation policy complies with the guidance in SAB Topic 5 (BB) and ASC 330-10-35-14. That is, such reserves should establish a new cost basis and, therefore, reserve balances as of the year-end should not be reflected in a separate account. In addition, if any of this inventory is resold in subsequent periods, please ensure that your results of operation MD&A disclosure adequately describes the impact on your gross profit.

We develop our inventory reserve based on an evaluation of the expected future use of the Company’s inventory on primarily an item-by-item basis. We apply obsolescence rates to estimate the loss on inventory expected to have a recovery value below cost. These rates are then applied to excess inventory on an item-by-item basis. We also develop other specific inventory reserves when we become aware of other specific

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events that result in a known recovery value below cost. For inventory items that have been written down, either due to the inventory reserve analysis or due to a specific event, the reduced value becomes the new cost basis. The new cost basis of an inventory item is not marked up in subsequent periods. Historically, the amounts discussed herein have not been material. We believe our valuation policies comply with the guidance contained in Staff Accounting Bulletin Topic 5 (BB) “Inventory Valuation Allowances.”

The value of net inventory is correct; however, our inventory reserves disclosed in Note 4 Inventories on page F-23 includes amounts that were recorded in prior periods that should have offset certain components of inventories. In response to the Staff’s comment, we will, in future filings, reflect the new cost basis of the components of inventory. However, we note that these variances are not material in amount.

We acknowledge the Staff’s comment, “…if any of this inventory is resold in subsequent periods, please ensure that your results of operation MD&A disclosure adequately describes the impact on your gross profit.” We did take this into consideration and determined that it was not material. If material, we would have made this disclosure in our results of operation MD&A. We will evaluate future filings for disclosure in accordance with such comment if the impact of our gross profit is determined to be material.

Note 3. Acquisitions, page F-16

7.	Please tell us what consideration you gave to disclosing the percentage of voting equity interests acquired and the primary reasons for the acquisition of Z Corporation and Vidar Systems Corporation. Describe what consideration you gave to disclosing the factors that make up the goodwill recognized. See ASC 805-30-50. In addition, describe what consideration you gave to providing enhanced disclosures for individually immaterial business combinations occurring during the reporting period that are material collectively. We refer you to ASC 805-10-50-3. Also, tell us what consideration you gave to separately disclosing each major class of assets acquired and liabilities assumed. We refer you to ASC 805-20-50-1(a).

A.	In response to the Staff’s comment, we confirm that we acquired 100% of the voting equity interests and capital stock of Z Corporation and Vidar Systems Corporation. Though we did not expressly state that we had acquired all of the voting equity interests and capital stock of Z Corporation and Vidar Systems on page F-16, we believe that previous disclosures clearly established that we acquired 100% of the capital stock in both the Z Corporation and Vidar Systems Corporation:

On November 22, 2011, we filed a Form 8-K and under Item 1.01. Entry Into a Material Definitive Agreement, we stated, among other things, the following:

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U.S. Securities and Exchange Commission

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“On November 21, 2011 (the “Signing Date”) the registrant and its principal U.S. operating subsidiary, 3D Systems, Inc., a California corporation (“3D California”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) to purchase all of the outstanding capital stock of Z Corporation, a Massachusetts corporation (“Z Corp”), and Vidar Systems Corporation, a Virginia corporation (“Vidar”), from Contex Group A/S (the “Seller”), a subsidiary of Ratos AB, on a debt-free basis for $137 million in cash.” (emphasis added)

On January 3, 2012, we filed a Form 8-K with the press release announcing we had completed the acquisitions of the Z Corporation and Vidar Systems Corporation. In Item 2.01. Completion of Acquisition or Disposition of Assets, we stated, among other things, the following:

“On January 3, 2012, the registrant completed the acquisition of all of the outstanding capital stock of Z Corporation, a Massachusetts corporation (“Z Corp”), and Vidar Systems Corporation, a Virginia corporation (“Vidar”), from Contex Group A/S (the “Seller”), a subsidiary of Ratos AB, on a debt-free basis for a purchase price of $135.5 million in cash, net of cash received and subject to final closing adjustments.” (emphasis added)

On February 23, 2012, we filed Form 10-K for the period ended December 31, 2011. On page F-46 we stated the following:

“On November 21, 2011, the Company entered into a stock purchase agreement to purchase all of the outstanding capital stock of Z Corporation (“Z Corp”), a Massachusetts corporation, and Vidar Systems Corporation, a Virginia corporation (“Vidar”), from Contex Group A.S. for up to $137,000 in cash. This purchase price was subject to certain adjustments provided for in the stock purchase agreement, which included a provision that the seller would be entitled to retain any cash held by Z Corp and Vidar at the time of the closing except for an agreed upon amount to be included in no less than $6,600 of working capital of Z Corp and Vidar to be delivered to the Company at the closing of the acquisition. Completion of this transaction was subject to certain conditions set forth in the stock purchase agreement, and that agreement contained certain covenants, representations and warranties among the parties.” (emphasis added)

In response to the Staff’s comment, we will, in future filings, explicitly state the percentage voting interest acquired where appropriate.

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B.	In previous filings, we believed that certain disclosures established that synergies between the two companies were the primary reasons for acquiring the companies and these factors made up goodwill. In our January 3, 2012 Form 8-K, in Item 2.01. Completion of Acquisition or Disposition of Assets, we stated, among other things, the following:

“The registrant believes that the combination of Z Corp’s and Vidar’s products and services with the registrant’s complementary 3D content-to-print solutions will position the registrant for accelerated growth in the 3D content-to-print space. The registrant views the acquisition as an opportunity to fill performance and price gaps with complementary products and technology while doubling its reseller coverage globally.”

In response to the Staff’s comment, our business combination disclosure in future filings will provide the primary reasons for an acquisition as well as a qualitative description of the factors resulting in the goodwill recognized for an acquisition.

C.	We evaluated our individually immaterial business combinations and determined that they were not collectively material for the reporting period.

On January 3, 2012, we filed a Form 8-K. This filing, related to the acquisitions of the Z Corporation and Vidar Systems, was pursuant to §210.11-01. Among other things, Exhibit 99.2 included the pro forma condensed balance sheet at December 31, 2011 and the condensed statement of income for the twelve months ending December 31, 2011 pursuant to §210.11-01-02. The pro forma combined total assets and income from operations reported in Exhibit 99.2 were (in 000s) $487,723 and $39,379, respectively, and these amounts were the denominators in determining that individually immaterial acquisitions occurring during the period were not material collectively.

The pro forma denominators were used based on the guidance of §210.3-05 (b)(3):

“The determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition. However, if the registrant made a significant acquisition subsequent to the latest fiscal year-end and filed a report on Form 8-K (§249.308 of this chapter) which included audited financial statements of such acquired business for the periods required by this section and the pro forma financial information required by §210.11, such determination may be made by using pro forma amounts for the last fiscal year in the report on Form 8-K (§249.308 of this chapter) rather than using the historical amounts of the registrant.”

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We performed the following computation and determined that our individually immaterial business combinations were not collectively material for the reporting period:

Rule 83 confidential treatment request made by 3D Systems Corporation; Request Number 2.

3D Systems - Denominator

		Total Assets		Total Assets		Pre-tax Income
Amount	(a)	[*****	]	[*****	]	[*****	]

2012 Acquisitions (in 000s)

		Investment		Total Assets [1]		Pre-tax Income [1]
Rapidform		[*****	]	[*****	] [2]	[*****	] [3]
TIM the Innovative		[*****	]	[*****	] [2]	[*****	] [3]
Viztu		[*****	]	[*****	]	[*****	]
Fresh Fiber		[*****	]	[*****	] [2]	[*****	] [3]
MRN		[*****	]	[*****	]	[*****	]
Paramount		[*****	]	[*****	]	[*****	]
Bespoke		[*****	]	[*****	]	[*****	]

US Dollar Equivalent	(b)	[*****	]	[*****	]	[*****	]

Percentages - Insignificant Acquisitions

US Dollar Equivalent (a) / (b)		[*****	]	[*****	]	[*****	] [4]

Acquisitions to date (pre - tax loss) (a) / Bespoke Loss						[*****	] [5]

[1]	[**********]
[2]	[**********]
[3]	[**********]
[4]	[**********]
[5]	[**********]

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U.S. Securities and Exchange Commission

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Under §210.3-05 (b)(2)(i), we determined that our individually insignificant businesses acquired did not exceed 20% of the amount invested, total assets acquired and pre-tax income divided by the respective denominator.

We believe that the computations also established that the individually immaterial business combinations that occurred during the reporting period were not material collectively, and the disclosures cited by ASC 805-10-50-3 were not applicable. The table provided in response to Comment 1 further supports this assessment.

We also evaluated the business combinations from a qualitative perspective and believe we have disclosed all material and meaningful information to investors in our Form 8-K, Form 10-Q and Form 10-K filings.

D.	In our 2012 Form 10-Q quarterly filings in Note 2 to the consolidated financial statements, we provided narratives describing each acquisition and a table that separately discloses major categories of assets acquired and liabilities assumed related to acquisitions during the quarter. We made a similar disclosure for the entire year in Note 3 Acquisitions of our 2012 Form 10-K. Disclosures in Note 6 Intangible Assets and Note 7 Goodwill of our 2012 Form 10-K also provided additional disclosures of the assets acquired and liabilities assumed. We believe these disclosures met the requirements of ASC 805-20-50-1(a).

In response to the Staff’s comment, we will continue to evaluate our business combination disclosure in future filings and will provide a breakdown of the assets acquired and liabilities assumed in future filings in accordance with ASC 805-20-50-1(a).

Note 6. Intangible Assets, page F-24

8.	We note that you amortize intangible assets on a straight-line basis over periods ranging from eighteen months to twenty years. Tell us what consideration you gave to disclosing the weighted-average amortization period, in total and by major intangible asset class. We refer you to ASC 350-30-50.

We note that the Staff previously asked this question regarding non-compete agreements as well as why estimated amortization expense for the next five years was not disclosed in Note 6. Intangible Assets in our Form 10-K for the fiscal year ended December 31, 2009. Our response at that time stated that we had determined the amounts were not material to the financial statements, which included a table supporting the determination.

Our 2010 acquisitions were more significant than our 2009 acquisitions, increasing the amount of assets subject to amortization. We began disclosing future amortization expense for the next five years in Note 6 in Form 10-K for the fiscal year

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ended on December 31, 2010 and in both our Forms 10-K and our Forms 10-Q in the ensuing periods. We acknowledge that, as intangible assets have increased over the intervening years, the weighted average amortization period, in total and by major intangible asset class, has become more relevant and potentially useful information to investors and other users of our financial statements. Accordingly, to enhance our current disclosure, we will update our intangible asset disclosures in future filings to provide the weighted average amortization period, in total and by major intangible asset class in accordance with ASC 350-30-50.

Note 18. Supplemental Cash Flow Information, page F-35

9.	We note from your disclosures that inventory is transferred to property and equipment at cost when you require additional machines for training, demonstration, short-term rentals and use in your on-demand parts services. We further note that those assets are returned to inventory at its net book value when you have identified a potential sale. Please tell us the specific guidance that supports recognizing revenue from the sale of inventory that had been transferred to property and equipment. Tell us and consider disclosing your policy for accounting for these transfers including the depreciation method applied and the estimated useful life assigned to the property and equipment. Describe the factors that you evaluate in determining whether to designate the inventory as property and equipment including your consideration of the time period that the inventory is not readily available for sale. Provide us with a quantitative and qualitative analysis that shows the impact of the sale of these transferred products on gross margins for each annual period presented. Tell us what consideration you gave to disclosing the amount of this type of property and equipment within your table in footnote 5 of your financial statements.

A transfer from inventory to property and equipment is recorded at cost when a printer is to be used in production, generally for our on-demand parts service, training or a showroom, and it is not available for sale as it is expected to remain there through its useful life. These transactions are related to printers we manufacture, and once placed in service, straight line depreciation expense is recorded over the expected useful life, which is generally five years.

In certain situations, we have transferred our printers from property and equipment, at net book value, back to inventory. Although the amounts in question are immaterial for all periods presented, these types of transactions are a regular part of our core business. Printers are refurbished into a salable condition and sold as used printers that include warranty and maintenance contracts. They are sold not only by our direct sales force, but also by our resellers and are subject to commissions.

Once such an asset is sold, recorded to cost of sales is the net book value plus any refurbishment costs. We believe that this is the most transparent and substantively

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accurate method of reflecting such transactions. An alternative method would be to reflect the net difference between the price the printer was sold for with the related cost as a gain on the sale of property and equipment to cost of sales. However, we believe this method would inflate our gross profit margin percentages and thus, provide less meaningful information to investors and other users of our financial statements.

The following table is a summary of these transactions by quarter and annually for the three years ending December 31, 2012:

2010							Consolidated Corporate GPM
	Printers Transferred from Fixed Assets to Inventory
	NBV		Sales Price	Gross Profit		GPM
Q1	369,200		444,495	75,295		16.9%	45.3%
Q2	22,849		116,515	93,666		80.4%	45.4%
Q3	—		—	—		—	45.4%
Q4	(127,000	) [1]	—	127,000	[1]	—	48.2%

2010 Total	$265,049		$561,010	$295,961		52.8%	46.3%

2011							Consolidated Corporate GPM
	Printers Transferred from Fixed Assets to Inventory
	NBV		Sales Price	Gross Profit		GPM
Q1	4,884		9,046	4,162		46.0%	48.4%
Q2	34,823		58,331	23,508		40.3%	45.7%
Q3	739,895		788,171	48,276		6.1%	48.3%
Q4	288,570		269,419	(19,151)		(7.1%)	47.0%

2011 Total	$1,068,172		$1,124,967	$56,795		5.0%	47.3%

2012							Consolidated Corporate GPM
	Printers Transferred from Fixed Assets to Inventory
	NBV		Sales Price	Gross Profit		GPM
Q1	772,378		846,241	73,863		8.7%	49.9%
Q2	236,325		336,092	99,767		29.7%	51.4%
Q3	356,189		582,824	226,635		38.9%	51.8%
Q4	558,622		615,150	56,528		9.2%	51.7%

2012 Total	$1,923,514		$2,380,307	$456,793		19.2%	51.2%

[1]	Amounts are related to the carrying value of assets transferred in an earlier quarter within the fiscal year that were determined to be immaterial for each period.

The table illustrates that the margins recorded for these transactions were lower than the margins we otherwise experienced. The gross profit percentages from these transactions, in the “GPM” column, are reflected in the “Consolidated Corporate GPM” column, and they lowered our overall margins. Had we accounted for these transactions as sales of property and equipment, the resulting gain would have lowered cost of sales, increasing our margins.

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In response to the Staff’s comments, we did consider disclosing our policy for accounting for these transfers, the method of depreciation, the useful lives as well as the amount of this type of equipment in Note 5 to our financial statements included in our 2012 Form 10-K and determined that these are not material. We will continue to evaluate this disclosure in future filings in accordance with such comment and will provide disclosures as appropriate in the future.

Note 20. Income Taxes, page F-36

10.	We note that you have not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because these earnings are intended to be permanently reinvested outside the United States. Please tell us what consideration you gave to disclosing the amount of unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable. We refer you to ASC 740-30-50-2(c).

We considered the deferred tax implications of unremitted earnings of foreign subsidiaries. Our consideration included reference to ASC 740-30-50-2(c).

We are seeking to build our business globally, both through organic growth and through acquisitions. This requires a permanent investment of cash outside the United States, and we do not intend to repatriate earnings generated outside the United States. As such, there was no need to calculate any deferred tax liability associated with these earnings.

We believe a calculation of the deferred tax liability associated with our undistributed foreign earnings is impractical at this time as:

•

It is difficult to hypothesize the amounts that would be distributed, if these earnings were not considered permanently invested. Even if we could do so, we would then have to determine the timing of such distributions, whether borrowing would be necessary to effect these distributions, and the terms and conditions of these borrowings and their impact on earnings;

•

We would have to determine and review the tax structures that could be available to effect the distributions. This would be a detailed exercise, and would require assumptions, including, but not limited to, about whether the structures would be available at the time of any distribution, the foreign tax consequences of the structure, and the impact of the structure to our business;

•

We would have to determine the amount of foreign taxes and foreign tax credits potentially available. This would require an in-depth and time-consuming analysis of foreign income taxes and related credits, and a determining of the U.S. consequences of these taxes; and

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•	We would have to determine the U.S. taxes payable on the distributions.

We respectfully submit that these reasons make it impracticable to do any meaningful calculation of the deferred tax liability related to our permanently invested undistributed foreign earnings. As noted in Comment 2, we consider these earnings to be permanently invested as the cash invested overseas is not needed for domestic operations and we intend to use it in our non-U.S. operations, and to fund overseas acquisitions and expansions. In connection with future filings, we will evaluate these matters and, where material, will provide appropriate disclosure.

Note 21. Segment Information, page F-40

11.	Please clarify your disclosures to explain the basis for attributing revenues from external customers to individual countries. We refer you to ASC 280-10-50-41.

Our geographic external sales and operating profits are attributed to the geographic regions based on their location of origin, and our segment disclosure in future filings will clarify the basis for attributing revenues from external customers to individual countries in accordance with ASC 280-10-50-41.

Note 24. Subsequent Events, page F-45

12.	We note the three-for-two split of your common stock in the nature of a 50% stock dividend. Please explain and provide us with an analysis of whether the stock dividend in form is a stock split in substance. We refer you to ASC 505-20-25 and ASC 505-20-50-1. In addition, please tell us your consideration of giving retroactive effect to the three-for-two split. We refer you to SAB Topic 4C.

In response to the Staff’s comment, the Company notes that on February 5, 2013, its Board of Directors declared a three-for-two stock split of the Company’s common stock in the nature of a 50% stock dividend. Specifically, the Board declared a dividend of one additional share of common stock for every two shares of common stock issued by the Company as of the February 15, 2013 Record Date.

As described in ASC 505-20-25-2, this stock dividend in form is a stock split in substance. The number of additional shares issued in this stock dividend was so great that it had the effect of materially reducing the share market value (reduced by 1/3). Given the substance of this dividend was clearly that of a stock split, the Company’s use of “dividend” in its disclosures was qualified to be described as stock split effected in the form of a dividend.

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The accounting treatment of this split will be consistent with the accounting of a “Partial Stock Split” under the NYSE Listed Company Manual Section 703.02, which requires capitalization of paid-in capital (surplus) for the par or stated value of the shares issued only where there is to be no change in the par or stated value. The Company does not plan to capitalize retained earnings of the fair market value of the shares distributed.

With respect to giving retroactive effect to the three-for-two stock split in our 2012 Form 10-K filed on February 25, 2013, the Company notes that SAB Topic 4C requires that stock splits and dividends effected after the date of the latest balance sheet presented, but before the release of the financial statements or the effective date of the registration statement, whichever is later, must be retroactively reflected with disclosure, in that balance sheet.

SAB Topic 4C suggests that the determining factor in giving retroactive effect is when the market price of the stock reflects the stock split. In our case, the financial statements presented in our 2012 Form 10-K were filed before the market price of the stock reflected the split. We filed our 2012 Form 10-K prior to the market opening on February 25, 2013. The Company’s stock split was not effected in the market until after the financial statements were filed. Accordingly, we do not believe that a retroactive presentation was appropriate or meaningful, nor would it have provided investors and other users of our financial statements material information.

Beyond the consideration described above, we also determined that giving retroactive effect to the three-for-two stock split would likely be confusing or even misleading to investors and analysts. This determination was based on the fact that the 2012 guidance issued by the Company and all analyses employed by analysts were based on pre-split EPS. For the sake of consistency, our view was that providing all share information on a pre-split basis was more beneficial to those who invest, provide analysis or otherwise are interested in our Company. In addition, on page F-8 of our 2012 Form 10-K, we provided the effective date for the 3-for-2 split and we provided our split-adjusted 2012 earnings per share and weighted average share count in order to simplify future analyses by investors and analysts. The information presented in the 2012 Form 10-K was the most meaningful and consistent information available for investors, and the Company believes that all material information was included in the 2012 Form 10-K.

Form 8-K filed on February 25, 2013

13.

We note your presentation of non-GAAP measures for gross profit, net income and earnings per share. In future filings, please include a statement disclosing the reasons why management believes that the presentation of the non-GAAP financial measures provide useful information to investors. In addition, your Non-GAAP Operating Highlights table should also include a presentation, with equal or greater prominence, to the most directly comparable GAAP measure. Further, each non-GAAP measure

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should be clearly marked as non-GAAP to distinguish the measure from that of a GAAP measure. Each non-GAAP should be reconciled to the most directly comparable GAAP measures. For example, your non-GAAP gross profit and operating expenses should be reconciled to GAAP gross profit and operating expenses. We refer you to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comment, in future filings we will include a statement disclosing the reasons why management believes that the presentation of non-GAAP financial measures provide useful information to investors in accordance with Item 10(e)(1)(i) of Regulation S-K. In addition, our Non-GAAP Operating Highlights Table will also include a presentation, with equal or greater prominence, to the most directly comparable GAAP measure. Each non-GAAP measure will be clearly marked as non-GAAP to distinguish the measure from that of a GAAP measure, and it will be reconciled to the most directly comparable GAAP measures.

* * * * * *

We deeply appreciate the Staff’s availability by phone to further assist the company and trust that the foregoing adequately responds to the comments.

Please do not hesitate to contact me at (803) 326-4003 if you have any questions regarding our responses. We would welcome the opportunity to discuss this matter if not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/ Andrew M. Johnson
Andrew M. Johnson Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental

Damon J. Gregoire

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